Filed by Carbon Revolution Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

 CARBON REVOLUTION (ASX:CBR)  PRELIMINARY FY23 FINANCIAL RESULTS (UNAUDITED)  31 AUGUST 2023

 This presentation is provided by Carbon Revolution Limited (“Carbon Revolution” or the “Company”) and comprises written materials/slides for a presentation concerning the Company and its operations and is for general information purposes only.  The FY23 financial information in this presentation is unaudited and final audited FY23 financial information may vary. This presentation is not a disclosure document and should not be considered as investment advice or an offer or invitation to subscribe for, or purchase any securities in Carbon Revolution, or an inducement to make an offer or invitation with respect to such securities. This presentation does not purport to cover all relevant information about any potential investment in Carbon Revolution. Accordingly, potential investors are advised to seek appropriate independent advice, if necessary, to determine the suitability of any investment. This presentation must not be relied on to make an investment or other financial decision and recipients should conduct their own investigations, enquiries and analysis and place no reliance on this presentation in evaluating any potential investment.  This presentation contains certain forward-looking statements which are based on Carbon Revolution’s current expectations (as at the date of the presentation) about future events and on a number of assumptions which are subject to significant uncertainties and contingencies, many of which are outside the control of Carbon Revolution and its directors, officers and advisors. The words “expect”, “anticipate”, “estimate”, “intend”, “believe”, “guidance”, “should”, “could”, “may”, “will”, “predict”, “plan” and other similar expressions are intended to identify forward-looking statements. Carbon Revolution undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such statements or to keep current any of the information provided. Any estimates or projections as to events that may occur in the future (including projections of revenue, expense, net income and performance) are based upon the best judgment of Carbon Revolution and there is no guarantee that any of these estimates or projections will be achieved. Actual results will vary from the projections and such variations may be material. Carbon Revolution has no obligation to tell recipients if it becomes aware of any inaccuracy in or omission from the information in this presentation.   No representation, warranty or assurance (express or implied) is given or made by Carbon Revolution that the forward-looking statements contained in this presentation are accurate, complete, reliable or adequate or that they will be achieved or prove to be correct. Accordingly, to the maximum extent permitted by applicable laws, none of Carbon Revolution or its respective officers, employees and advisers take any responsibility or assumes liability (including in negligence) for the authenticity, validity, accuracy, suitability or completeness of, or any errors in or omissions from, any information, statement or opinion contained in this presentation. All liability whatsoever (including in negligence) for any direct or indirect loss or damage which may be suffered by any person as a consequence of any information in this presentation or any error or omission therefore, is excluded.  Investors should be aware that certain financial measures included in this presentation are ‘non-IFRS financial information’ under ASIC Regulatory Guide 230: ‘Disclosing non-IFRS financial information’ published by ASIC and ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended, and are not recognised under AAS and IFRS. Non-IFRS financial information in this presentation includes direct costs, contribution margin, EBITDA and Backlog which have not been subject to audit. Such non-IFRS financial information does not have a standardised meaning prescribed by AAS or IFRS. Therefore, the non-IFRS financial information may not be comparable to similarly titled measures presented by other entities, and should not be construed as an alternative to other financial measures determined in accordance with AAS or IFRS. Although Carbon Revolution believes these non-IFRS financial measures provide useful information to investors in measuring the financial performance and condition of its business, investors are cautioned not to place undue reliance on any non-IFRS financial information included in this presentation. Investors should also note the Preliminary FY23 (Unaudited) Financial Results are unaudited and should be read in conjunction with the accompanying Appendix 4E and Preliminary FY23 (Unaudited) Financial Statements.  Other than for the pictures of the Carbon Revolution facilities and machinery, the assets featured in the pictures in this presentation are not assets of the Company.   By accepting this presentation, you acknowledge and agree to be bound by each of the foregoing statements.  Authorised for lodgment to ASX by the Board of Directors of Carbon Revolution Limited.  Disclaimer

 Purpose and Vision  Purpose  To transform the performance and sustainability of the world’s vehicles  Vision  To be the world leader in light weight wheels  Illustrative  Ford Mustang Dark Horse  Range Rover Sport SV

 4  Carbon Revolution Opportunity   $38Bn  Automotive Wheel Market (1)  103  Patents (2)  18  Awarded OEM Programs to Date  A$970M  Company Backlog With Global OEMs (3)  Large addressable market for this new disruptive technology and enabler to range extension and regulatory compliance of electric vehicles (EVs)  Unique and protected technology – Carbon Revolution is years ahead   of the competition  Strong and diverse customer relationships with major global car makers  Revenue base from contracted wheel programs with blue-chip OEM customers provides substantial visibility   Projected revenue backlog with global OEMs embeds Carbon Revolution in their business and delivers clear path to growth  New production technology drives capacity growth and reduction in cost per wheel  (1) Verified Market Research, Global Automotive Wheel Market Size by Rim October 2022.  (2) 80 granted (including 2 pending national validations on a granted EU patent), 23 pending patents (including two patent cooperation treaty (PCT) applications and one provisional application)  (3) Backlog as of 5/29/2023, Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. See Projection Methodologies for important details.  4

 Transformative Progress in FY23  Carbon Revolution has made material progress across new business awards, operations and funding  Phase 1 Mega-line construction and commissioning made strong progress with production wheels now being supplied  Awarded a further 5 programs since August 2022 – including the first 2 for Electric Vehicles - taking total awarded now to 18 programs(1) with six global OEMs  Backlog has more than doubled(2) to A$970m, due primarily to new program awards  Almost 50% of backlog is now for Electric Vehicles  Jaguar Land Rover revealed the 2024 Range Rover Sport SV, the first premium SUV featuring Carbon Revolution’s carbon fiber wheels. Ford revealed the 2024 Mustang Dark Horse, our first core vehicle program with Ford  Progressing access to international capital markets  Merger announced and progressing  US$60m debt facility secured  (1) Lifetime awards, of which 6 are in production, 7 are in development and 5 are in aftersales  (2) Backlog as of 5/29/2023, Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. See Projection Methodologies for important details.

New Program Awards Drive Backlog Growth in FY23

Highly Positive Program Update

- Company has been awarded 5 programs in the past year (4 in FY23), including two large North American EV SUV programs
- 18 awarded programs to date

Stage of Awarded Program Lifecycle		Current (1)	Last Year (2)
Programs in Production		6	6
Awarded Programs in Development	Electric Vehicles	2	0
	ICE (3) Premium Vehicles	5	4
Total Active Programs		13	10
Programs in Aftersales		5	3
Total Lifetime Programs		18	13

Substantial and Increasing Backlog of Awarded Volumes (4)

- **Backlog has more than doubled** since October 2022
- Almost **50% of backlog from Electric Vehicle** programs


A$970M
>100% increase
A$478M
As of Oct 2022
As of May 2023

(1) As of 31 August, 2023. (2) As of 29 August, 2022.
(3) ICE represents Internal Combustion Engine vehicles (including hybrids).
(4) Backlog as of 31/10/2022 and 29/5/2023, Backlog (remaining lifetime gross program projected revenue) is based on awarded programs and excludes programs that are contracted for engineering. Please see Disclaimer, Risk Factors and Projection Methodologies for important details.

6

Mega-line Commissioning Tracking Well

Cutting


CNC Blade Cutting


Prototype Click Press


Production Click Press

Rim layup


RPM


ARL1/2


ARL3

Inj. and moulding


Low Pressure RTM


High Pressure RTM


Mega-line HP RTM

Process Evolution

Initial Commercial Production » **Automation of Core Processes** » **Fully Industrialised Production**

- Industrialised and highly automated advanced manufacturing cells which are expected to deliver high volumes with dramatically reduced labour inputs
- Utilising state of the art technology developed by Carbon Revolution and its partners in Australia
- Commissioning of the first phase of the Mega-line is progressing well. Customer wheels are in production. Additional capacity expected to be added through to 2025
- Securing larger programs is consistent with Carbon Revolution's industrialisation strategy and is underpinned by the Company's strong record of supplying this technology
- Future expansion likely to be in markets close to customers and at lower cost

CARBON REVOLUTION
7

Sales Mix and Operational Progress Drives Contribution Margin Growth

Strong safety record

6.2 lost-time-injury frequency rate (LTIFR) is below industry average(2)

Strong year end sales momentum

- FY23 revenue down 5% down on FY22 driven by the delay in the Corvette between August 2022 and January 2023
- Exited the financial year with strong sales momentum with production increasing for both the Corvette program and the newly launched Range Rover Sport SV program
- Average price per wheel increased by 5.7% compared to PCP driven by product mix

Improved Contribution and Flat Adjusted EBITDA

- Positive contribution margin of $2.5m was up 33% compared to PCP
- Improved pricing due to mix and a strong focus on improving production processes drove enhanced contribution margin
- EBITDA (adjusted for capital raising transaction costs) flat with tight cost control
- Adjusted operating cashflow improved with tight cost control and customer and supply liquidity initiatives

Metrics(1)	FY23	FY22	Change %
Safety – LTIFR(2)	6.2	0	-
Number of Wheels Sold	13,163	14,205	(7.3%)
Revenue ($m)	38.3	40.3	(5.1%)
Contribution Margin(3) ($m)	2.5	1.9	33%
EBITDA – adjusted ($m)	(38.4)(4)	(37.5)	(2.6%)

1) Financials are unaudited
2) LTIFR Lost Time Injury Frequency Rate, per million hours worked. Safe Work Australia manufacturing industry average = 11.1
3) Contribution margin is Wheel Revenue less Direct Costs. Direct costs include: Raw materials and consumables, direct labour, freight and other direct costs
4) Excludes $24.7m capital raising transaction costs. Refer to Appendix 1 for additional information

8

FY23 revenue down 5% on FY22 driven by the delay in the Corvette between August 2022 and January 2023  Exited the financial year with strong sales momentum with production increasing for both the Corvette program and the newly launched Range Rover Sport SV program  Contribution margin of $2.5m increased by 33% driven by favourable product mix, a price increase and improved labour efficiencies  Effective cost control delivers stable expenses  R&D costs flat despite growth in underlying activity in new launches and development projects  SG&A also remained relatively flat, despite cost inflationary environment  Non-recurring transaction costs related to the announced merger of $24.7m  Net interest expense increased to $5.5m due to increased borrowings and one-off refinancing costs  Earnings Impacted by One-off Transaction and Capital Raising Costs  Unaudited financials  Contribution margin is Wheel Revenue less Direct Costs. Direct costs include: Raw materials and consumables, direct labour, freight and other direct costs  Refer to Appendix 1 for additional information for additional information on transaction costs

 Higher average wheel price and continued focus on production efficiency offset cost pressures  Production mix of wheels more strongly weighted to higher cost low pressure moulding than FY22. Year-end mix reverted to high pressure moulding with increasing production volumes of both the Corvette Z06 and Range Rover Sport SV wheels  Mix of wheels more weighted to older technology resulted in higher price and cost per wheel, but with higher margin. Contribution margin improvements in future periods are expected to arise from efficiency and scale benefits  In process of negotiating cost recovery of raw material cost increases with customers  1: Contribution margin is Wheel Revenue less Direct Costs. Direct costs include: Raw materials and consumables, direct labour, freight and other direct costs  Contribution Marginper Wheel  $131  $189  Contribution Margin Growth Achieved Despite Lower Volumes  $ -   Avg. Price per Wheel   $2,695  $2,847  $2,526

 Direct costs include: Raw materials and consumables, direct labour, freight and other direct costsIndirect costs include: Allocated manufacturing overheads, scrap and other allocated indirect costs  Exited the Year with Strong COGS Improvement Following Mega-line Commissioning and Increased Volumes  $ / Wheel  $ / Wheel(Bars)  WheelsSold(Line)

 Net cash used in operating activities adjusted for borrowing and transaction reduced by $23.2m  Customer receipts growth of $12.1m primarily reflects customer liquidity initiatives through temporary advanced payments  MMI grant and other grant advances assist short-term liquidity  Continued strong cost control focus  $20.7m costs associated with the US$60m new debt program classified as operating costs and $9m of capital raising transaction costs(1)  Investing cashflows for growth  Investing cash for growth at $18m, $3.6m lower than FY22 following peak investment in the Mega-line through FY22 and small reduction in capitalised R&D   US$60m new debt program completed  $66.5m net financing cash inflow primarily from US$60m new debt program  New Debt Program & Liquidity Initiatives Drive Cashflow Improvements  Refer to Appendix 1 for additional information on New Debt Program  Other one-off items have not been adjusted in the operating cashflow adjustment above

 Net debt position increased  $66.5m net financing cash inflow primarily from US$60m new debt program(1) increased net debt position to $50.4m  Working capital reduced by $9m with tight cost control and liquidity initiatives  Customer liquidity initiatives drove receivables reduction by $8.1m compared to prior year  Net contract asset reflects growth in logistics pipeline associated with the relevant customer programs  Increased sales rate at year end with inventories increasing by $3m, more than offset by payables ($6m) increase  Receivables financing refinanced in FY23 with the US$60m new debt program  Working Capital Reduction through Liquidity Initiatives & Efficiency

 Transaction Update  Transaction Update  The proposed merger (“Transaction”(1)) with Twin Ridge Capital Acquisition Corp. (NYSE:TRCA) announced on 30 November 2022 continues to progress. The Transaction requires approval by shareholders of both CBR and TRCA  On implementation of the Transaction, CBR will be acquired by Carbon Revolution plc, an Irish company, expected to list on NYSE American. CBR will delist from ASX  Form F-4 Registration statement has progressed through a number amendments and is currently under review by SEC. The Company expects the Registration Statement to become effective during September or October  TRCA Shareholder vote expected to occur in October and redemption level will be known 2 days prior to the TRCA Shareholder vote  Liquidity and Future Growth Funding  To ensure the Company remains a going concern, liquidity continues to be managed tightly, including support from both customers and suppliers  TRCA merger facilitates the Company’s access to international capital markets with significant potential new sources of capital for future growth  (1) For more information on the Transaction, please see the Company’s announcement on ASX on 30 November 2022 titled ‘Signing of merger agreement documents’ (“Merger Announcement”).

 Continue to capitalise on sales momentum on Corvette Z06 & Range Rover Sport SV programs  Production ramp of the Ford Mustang Dark Horse  7 awarded programs under development drives significant development and launch activities  Customer, supplier and other near-term liquidity and funding initiatives  Progress merger and growth financing  US exchange will enable access to US capital markets and funding for business growth   Complete commissioning of the current phase of the Mega-line  Continue ramp up production through the Mega-line  Increased efficiencies to drive contribution margin growth  Delivering sales growth  from programs in  production  Progress development activities of awarded programs  Complete merger and growth funding  Utilising the  Mega-line to produce  wheels more efficiently  Summary and Focus for 1H FY24  1  2  3  4

 16  Appendix 1- Costs Related to Transaction

 Appendix 1 – Transaction Costs  Refer to Preliminary (Unaudited) Financial Statements for additional information related to these items.

 18  Projection Methodologies

 Projection Methodologies  Basis of preparation  Pages 4,5 and 6 of this presentation contain the Company’s estimates of Backlog. Backlog is the remaining lifetime gross program projected revenue and is based on awarded programs (both in production and development) and excludes programs that are contracted for engineering. Backlog projections should not be relied upon as being necessarily indicative of future results.   Backlog has been prepared by the Company as part of its internal long-range planning process and are included in this document to provide current and potential investors with information to assist them in understanding the Company’s forecast financial performance.   The Directors of the Company are responsible for the preparation of Backlog. The Directors of the Company consider that Backlog provides a reasonable basis for current and potential investors to assess the Company’s forecast financial performance, in the context of the Assumptions and Risks outlined below. Backlog does not factor in any general contingency to allow for changes in OEM production schedules (e.g. to reflect supply chain disruption, as has been observed over the last 2-3 years). Inclusion of Backlog should not be regarded as a representation by any person that the results contained in the Financial Projections will be achieved.  Assumptions  Backlog has been prepared on a detailed, bottom-up basis. Backlog utilizes contracted pricing multiplied by wheel volumes determined as set out below. The assumptions applied in relation to Backlog are:  Volumes: The Company has undertaken a detailed assessment of expected wheel volumes on a program-by-program basis, taking into account contractual arrangements and correspondence with respective OEMs for awarded projects together with management's expectations. Whilst the Company’s contracts with OEMs do not provide contractual or minimum volume guarantees, the Company is in regular dialogue with OEMs in relation to OEMs’ production forecasts, which provides a degree of visibility over future volumes (particularly in the short-term). This correspondence with OEMs forms the primary basis of the volume projections for awarded projects, supplemented (where relevant) by other sources of information (e.g. market data, production capacity requests from OEMs, take rate indications, management expectations of volumes based on experience and market knowledge)  Pricing: Pricing is projected on a program-by-program basis, taking into account contracted amounts for awarded programs, expected price increases and tendered amounts for pipeline programs. The Company is currently in discussions with all customers in relation to potential price increases in light of input cost inflation and has included in its forecast expected price increases where applicable. Currently contracted prices are used for backlog calculations.  Key Risks (Backlog)  The following items represent the key risks contained within Backlog. This list is not considered exhaustive and should be considered in the context of the Risks outlined in the Risk Factors section of this presentation.   Volumes: Awarded wheel programs may experience delays in development or production, or wheel production volume increases may not be as expected, or programs may be cancelled.  Pricing: The price received by the Company for its wheels may be different from expectations. Similarly, the Company may not recover engineering and development or tooling costs from its customers to the extent expected.   FX: Foreign exchange rates could adversely impact the Company’s financial performance (notably a weaker Australian Dollar than assumed in Backlog).

 20  Risk Factors

 Risk Factors  Business Risks  If completion of the Business Combination is delayed materially beyond October or November 2023, Carbon Revolution may need additional funding to continue operating. If completion of the Business Combination is delayed beyond August 31, 2023, Carbon Revolution would also breach a covenant under its US$60 million New Debt Program. Carbon Revolution would have 60 days to cure any such breach by completing the transaction by October 30, 2023. If Carbon Revolution was unable to do so, absent a waiver from the Servicer, the Servicer would be entitled to accelerate repayment of the principal and interest owing under the New Debt Program and exercise its security over Carbon Revolution’s assets.  Under the New Debt Program, Carbon Revolution is subject to financial covenants relating to revenue thresholds, EBITDA, capital expenditure limits and liquidity ratios. If Carbon Revolution breaches these covenants, and Carbon Revolution is unable to cure the breach within the available cure period (where a cure right exists), the Servicer could accelerate repayment of the principal and interest owing under the New Debt Program and enforce its security as noted above.   If Carbon Revolution does not have sufficient funds to make the required repayments of principal, interest and any additional amounts due to the Servicer under the New Debt Program, or another event of default arises, and the foregoing is or are not waived, the Servicer may also accelerate repayment of the principal and interest and enforce its security as noted above.  Carbon Revolution has an obligation under the New Debt Program to raise further new equity or subordinated debt by December 31, 2023. Carbon Revolution will be required to pay a further US$3 million over the remaining life of the loan if it fails to raise $60 million new equity or subordinated debt by December 31, 2023, and will be required to pay an additional US$3 million over the remaining life of the loan if it fails to raise $45 million new equity or subordinated debt by December 31, 2023.  Carbon Revolution is not yet profitable or cash flow positive and it may take longer for Carbon Revolution to reach profitability or become cash flow breakeven than anticipated (or it may never occur), and Carbon Revolution may not be able to obtain financing to fund its operations on acceptable terms, or at all, which may result in Carbon Revolution being unable to meet its future capital needs, limiting its ability to grow and jeopardizing its ability to continue operating.   If the Business Combination does not complete, Carbon Revolution will not gain access to any additional funding from the SPAC Trust or the Committed Equity Facility that would otherwise be available to it.   Carbon Revolution’s customer contracts contain no take or pay provisions or other minimum purchase requirements and its customers may not order wheels as expected.  Wheel programs may not be awarded or may not be awarded in the expected timeframe or for the expected volumes. Carbon Revolution’s view of expected volumes may not be achieved or may not be achieved within expected timeframes.  Carbon Revolution may not be able to execute its plans to increase its capacity to the extent expected within the timeframes as expected and/or at the expected cost.  Carbon Revolution’s relationships with suppliers and technical partners may deteriorate or there may be other issues with goods, services or equipment received from suppliers.  As a manufacturer of a highly complex and innovative product (which is continuing to evolve), and which requires bespoke equipment to be designed and produced for numerous steps of the production process, Carbon Revolution is subject to inherent risks in the development and use of new technology, including equipment not performing to the level expected, product quality not being to the level desired, and manual labour required to finish wheels being greater than expected.

 Risk Factors (cont.)  Business Risks (Cont.)  Carbon Revolution may be unable to retain and increase its workforce as required, or the cost of doing so may be higher than expected. Workforce engagement issues and industrial action may impact Carbon Revolution’s operations and growth. Further, loss of or failure to replace or hire key persons may impact Carbon Revolution’s operations and growth.  Carbon Revolution is exposed to price increases from suppliers and may not be able to pass those increases on to customers in full or at all.  Carbon Revolution’s competitive position or market share may deteriorate including as a result of actions by it or its competitors.  Carbon Revolution is a recipient of grant funding under various grants that include obligations to repay grant funding received in certain circumstances, including where Carbon Revolution is in breach of certain obligations under the relevant agreements.   Transaction Risks  Twin Ridge Capital Sponsor LLC (the “Sponsor”) and each of the SPAC’s officers and directors agreed to vote in favour of the business combination, including the Business Combination in particular, as applicable, regardless of how the public shareholders vote.  Since the Sponsor and the SPAC’s directors and executive officers have interests that are different or in addition to (and which may conflict with), the interests of the SPAC’s other shareholders, a conflict of interest may exist in determining whether the business combination with Carbon Revolution is appropriate as the SPAC’s business combination. Such interests include that the Sponsor and the SPAC’s directors and executive officers may lose their entire investment if the business combination is not completed, and that the Sponsor will benefit from the completion of the business combination and may be incentivized to complete the business combination, even if it is with a less favourable target company or on less favourable terms to shareholders, rather than liquidate the SPAC.  The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.  Twin Ridge and Carbon Revolution will incur significant transaction and transition costs in connection with the Business Combination.  The ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of our key personnel, some of whom may be from Twin Ridge and Carbon Revolution, and some of whom may join Carbon Revolution Public Limited Company, a public company incorporated in Ireland with registered number 607450 (“MergeCo”) following the Closing. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of MergeCo’s business following the Closing.  If the conditions to the Business Combination Agreement and the Scheme Implementation Deed are not met, the Business Combination may not occur.  MergeCo will be a holding company with no business operations of its own and will depend on cash flow from Carbon Revolution to meet its obligations.  The price of the MergeCo Ordinary Shares and MergeCo Public Warrants may be volatile.

 Risk Factors (cont.)  Transaction Risks (cont.)  A significant portion of the SPAC’s total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of MergeCo Ordinary Shares to drop significantly, even if MergeCo’s business is doing well.  A market for MergeCo’s securities may not develop, which would adversely affect the liquidity and price of MergeCo’s securities.  MergeCo may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject MergeCo to GAAP reporting requirements which may be difficult for it to comply with. If Twin Ridge fails to consummate the Committed Equity Financing, it is possible that the Business Combination may not be completed.  MergeCo is incorporated in Ireland; Irish law differs from the laws in effect in the United States and accordingly the rights afforded to shareholders under Irish law may be different to those afforded to shareholders under United States law.  As an Irish public limited company, certain decisions to change the capital structure of MergeCo will require the approval of MergeCo shareholders, which may limit MergeCo’s flexibility with respect to managing its capital structure.  Investors may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because MergeCo is formed under Irish law.  Redemption Risks  Public shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption right prior to the deadline. If shareholders fail to comply with the redemption requirements specified, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

 CARBON REVOLUTION (ASX:CBR)  FY23 FINANCIAL RESULTS

ABOUT CARBON REVOLUTION
Carbon Revolution is an Australian technology company, which has successfully innovated, commercialised and industrialised the advanced manufacture of carbon fibre wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing high-performing wheels for some of the fastest street cars and most prestigious brands in the world. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.
For more information, visit carbonrev.com

Information about Proposed Business Combination
As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution Public Limited Company (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on NYSE American, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It
This communication relates to the proposed business combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), several amendments thereto,  thereto, including a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. The Registration Statement, as amended,  is subject to SEC review and further revision and is not yet effective. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.
BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.
After the Registration Statement, as amended, is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, as amended, the definitive proxy statement/ prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

1

No Offer or Solicitation
This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies
This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination, when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

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Forward-Looking Statements
All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.
These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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